Fangdd Network Group Ltd.

18/F, Unit B2, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen 518057

People’s Republic of China

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ameen Hamady

Ms. Shannon Menjivar

Re:	Fangdd Network Group Ltd. (the “Company”)

Supplemental responses to the Staff’s Comment Letter Dated September 20, 2021

File No. 001-39109

Dear Mr. Hamady and Ms. Menjivar:

On behalf of the Company, set forth below are the Company’s supplemental responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 20, 2021 (the “Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the Commission on March 31, 2021 (the “Form 20-F”). These supplemental responses provide additional information on top of the Company’s initial responses to the Comment Letter filed with the Commission on October 27, 2021 (the “Initial Response”).

For your convenience, the Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The Company plans to file an amendment to the Form 20-F to include all the proposed disclosure once it clears the Staff’s comments.

Form 20-F filed on March 31, 2021

Item 3. Key Information, page 4

7.	At the outset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In addition to the Initial Response to comment no. 7, the Company respectfully proposes to include a tabular form to describe how cash is transferred through its organization under the proposed new section titled “Transfer of Cash Through Our Organization” under “Item 3. Key Information—A. Selected Financial Data” of the Form 20-F. Please see page 8 of the Annex A for the supplemental draft disclosure.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Early in your Item 3 disclosure, please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In addition to the Initial Response to comment no. 8, the Company respectfully proposes to supplement the condensed consolidating schedule under the proposed new section titled “Financial Information Related to the VIE and Parent” under “Item 3. Key Information—A. Selected Financial Data” of the Form 20-F. Please see pages 2 through 7 of the Annex A for the supplemental draft disclosure.

*             *            *

2

If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Yi Duan
Yi Duan
Co-Chief Executive Officer

cc:	Xi Zeng, Co-Chief Executive Officer, Fangdd Network Group Ltd.
Jiaorong Pan, Chief Financial Officer, Fangdd Network Group Ltd.
Will H. Cai, Esq. Cooley LLP
Melvin Guen, Partner, KPMG Huazhen LLP
Joe Cheng, Partner, KPMG Huazhen LLP

3

Annex A1

PART I

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
Selected Consolidated Statements of Comprehensive (Loss) Income Data:
Revenue	1,475,758	1,798,521	2,282,216	3,599,436	2,451,287	375,676
Cost of revenue	(1,247,356)	(1,416,933)	(1,805,588)	(2,842,394)	(2,036,821)	(312,156)
Gross profit	228,402	381,588	476,628	757,042	414,466	63,520
Operating expenses:
Sales and marketing expenses	(98,327)	(38,461)	(59,099)	(48,395)	(38,020)	(5,827)
Product development expenses	(182,625)	(191,662)	(202,877)	(724,983)	(301,401)	(46,192)
General and administrative expenses	(311,303)	(156,329)	(145,277)	(520,421)	(301,065)	(46,140)
Total operating expenses	(592,255)	(386,452)	(407,253)	(1,293,799)	(640,486)	(98,159)
(Loss) Income from operations	(363,853)	(4,864)	69,375	(536,757)	(226,020)	(34,639)
Other income (expenses):
Interest income (expense), net	4,716	(13,034)	(1,118)	(8,719)	(12,989)	(1,991)
Foreign currency exchange gain (loss), net	1,070	(787)	684	237	(4,084)	(626)
Gain on short-term investments	12,076	3,255	5,512	2,771	321	49
Impairment loss for long-term equity investment	—	—	—	(16,000)	—	—
Government grants	13,853	12,402	8,792	22,351	22,885	3,507
Other income, net	1,785	3,141	5,648	7,724	9,207	1,411
Share of (losses) profit from equity method investees, net of income tax	(596)	2,902	19,566	21,772	3,970	608
(Loss) income before income tax	(330,949)	3,015	108,459	(506,621)	(206,710)	(31,681)
Income tax expense	(1,117)	(2,366)	(4,433)	(3,766)	(14,665)	(2,248)
Net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Net loss attributable to noncontrolling interests	—	—	—	—	1,087	167
Net (loss) income attributable to FANGDD Network Group Ltd	(332,066)	649	104,026	(510,387)	(220,288)	(33,762)
Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)	(116,308)	—	—
Deemed dividend to preferred shareholder	—	—	—	(642,174)	—	—
Net loss attributable to ordinary shareholders	(536,421)	(227,819)	(144,160)	(1,268,869)	(220,288)	(33,762)
Net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income tax	(230,892)	110,667	(119,487)	(94,357)	(28,054)	(4,299)
Total comprehensive (loss) income, net of income tax	(562,958)	111,316	(15,461)	(604,744)	(249,429)	(38,228)
Total comprehensive loss attributable to noncontrolling interests	—	—	—	—	1,087	167
Total comprehensive (loss) income attributable to ordinary shareholders	(562,958)	111,316	(15,461)	(604,744)	(248,342)	(38,061)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.57)	(0.24)	(0.15)	(1.17)	(0.11)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per share
Basic and diluted	945,712,030	945,712,030	945,712,030	1,087,910,999	1,993,326,758	1,993,326,758
Supplemental information
Adjusted (loss) income from operations	(363,853)	(4,864)	69,375	209,116	(123,270)	(18,892)
Adjusted net (loss) income	(332,066)	649	104,026	235,486	(118,625)	(18,182)

1 The supplemental draft disclosures are italicized and underlined.

Annex A - 1

Financial Information Related to the VIE and Parent

Set forth below are the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, our subsidiaries, and the VIE, eliminating adjustments and consolidated totals (in thousands of US$) as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

Q8

	For the Year Ended December 31,
	2016					2017
	RMB					RMB

	(in thousands, except share and share related data)
Condensed Consolidating Schedule of Results of Operations	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Revenue(1)	—	164,717	1,473,721	(162,680)	1,475,758	—	89,623	1,798,521	(89,623)	1,798,521
Cost of revenue(1)	—	(162)	(1,247,194)	—	(1,247,356)	—	(7,748)	(1,409,185)	—	(1,416,933)
Gross profit	—	164,555	226,527	(162,680)	228,402	—	81,875	389,336	(89,623)	381,588
Operating expenses	(49)	(168,739)	(585,910)	162,443	(592,255)	(2,722)	(57)	(390,789)	7,116	(386,452)
(Loss) Income from operations	(49)	(4,184)	(359,383)	(237)	(363,853)	(2,722)	81,818	(1,453)	(82,507)	(4,864)
Other income (expenses)(1)	3,215	(380)	26,358	3,711	32,904	243	5,084	10,019	(7,467)	7,879
Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries(2)	(178,354)	—	—	178,354	—	54,226	—	—	(54,226)	—
(Loss) income before income tax	(175,188)	(4,564)	(333,025)	181,828	(330,949)	51,747	86,902	8,566	(144,200)	3,015
Income tax expense	—	(659)	(458)	—	(1,117)	—	(37)	(2,329)	—	(2,366)
Net (loss) income	(175,188)	(5,223)	(333,483)	181,828	(332,066)	51,747	86,865	6,237	(144,200)	649

Notes:
(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the VIE and subsidiaries by Fangdd Network Group Ltd.

Annex A - 2

	For the Year Ended December 31,
	2018					2019					2020
	RMB					RMB					RMB
	(in thousands, expect for share data)
Condensed Consolidating Schedule of Results of Operations	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Revenue(1)	—	9,434	2,282,216	(9,434)	2,282,216	—	—	3,599,436	—	3,599,436	—	351	2,450,937	(1)	2,451,287
Cost of revenue(1)	—	—	(1,805,588)	—	(1,805,588)	—	2,319	(2,842,394)	(2,319)	(2,842,394)	—	(101)	(2,036,664)	(56)	(2,036,821)
Gross profit	—	9,434	476,628	(9,434)	476,628	—	2,319	757,042	(2,319)	757,042	—	250	414,273	(57)	414,466
Operating expenses	(72)	(20,918)	(390,502)	4,239	(407,253)	(881)	(12,220)	(1,288,084)	7,386	(1,293,799)	(13,607)	(20,291)	(606,740)	152	(640,486)
(Loss) Income from operations	(72)	(11,484)	86,126	(5,195)	69,375	(881)	(9,901)	(531,042)	5,067	(536,757)	(13,607)	(20,041)	(192,467)	95	(226,020)
Other income (expenses)(1)	(2)	17,679	25,679	(4,272)	39,084	(2)	15,992	14,267	(121)	30,136	3,366	3,097	125,320	(112,473)	19,310
Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries(2)	22,921	—	—	(22,921)	—	147,511	—	—	(147,511)	—	(115,964)	—	—	115,964	—
(Loss) income before income tax	22,847	6,195	111,805	(32,388)	108,459	146,628	6,091	(516,775)	(142,565)	(506,621)	(126,205)	(16,944)	(67,147)	3,586	(206,710)
Income tax expense	—	(139)	(4,294)	—	(4,433)	—	(311)	(3,455)	—	(3,766)	—	98	(16,138)	1,375	(14,665)
Net (loss) income	22,847	6,056	107,511	(32,388)	104,026	146,628	5,780	(520,230)	(142,565)	(510,387)	(126,205)	(16,846)	(83,285)	4,961	(221,375)

Notes:
(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the VIE and subsidiaries by Fangdd Network Group Ltd.

Annex A - 3

	For the Year Ended December 31,
	2016					2017
	RMB					RMB

	(in thousands, except share and share related data)
Condensed Consolidating Schedule of Financial Position	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	681,762	61,326	279,662	—	1,022,750	10	24,304	549,376	—	573,690
Restricted cash	—	—	80,092	—	80,092	—	571,171	25,345	93,417	689,933
Short-term investments	—	—	291,500	—	291,500	—	—	32,500	—	32,500
Accounts receivable, net	—	—	194,292	—	194,292	—	—	827,796	—	827,796
Deposits with real estate developers	—	—	3,370	—	3,370	—	—	397,868	—	397,868
Prepayments and other current assets	—	5,203	127,731	25,266	158,200	—	61,074	189,423	(56,410)	194,087
Amounts due from subsidiaries and VIE(3)	461,767	177,100	25,968	(664,835)	—	1,155,290	272,645	3,100	(1,431,035)	—
Others(1)	—	26,304	103,504	1,600	131,408	—	42,649	120,831	(35,410)	128,070
Total assets	1,143,529	269,933	1,106,119	(637,969)	1,881,612	1,155,300	971,843	2,146,239	(1,429,438)	2,843,944
Short-term bank borrowings	—	—	—	—	—	—	—	663,100	—	663,100
Accounts payable	—	41,867	213,238	—	255,105	—	40,412	553,057	—	593,469
Customers’ refundable fees	—	—	76,625	—	76,625	—	—	58,878	—	58,878
Accrued expenses and other payables	20,811	350	734,995	673	756,829	19,603	2,119	748,164	78	769,964
Amounts due to subsidiaries and VIE(3)	—	487,735	177,100	(664,835)	—	—	1,158,390	272,645	(1,431,035)	—
Others	—	1,376	840	(718)	1,498	—	—	4,402	695	5,097
Total liabilities	20,811	531,328	1,202,798	(664,880)	1,090,057	19,603	1,200,921	2,300,246	(1,430,262)	2,090,508
Total mezzanine equity	2,278,046	—	—	—	2,278,046	2,357,079	—	—	—	2,357,079
Total (deficit) equity	(1,155,328)	(261,395)	(96,679)	26,911	(1,486,491)	(1,221,382)	(229,078)	(154,007)	824	(1,603,643)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(3)	It represents the elimination of intercompany balances among parent, the VIE and our subsidiaries.

Annex A - 4

	For the Year Ended December 31,
	2018					2019					2020
	RMB					RMB					RMB
	(in thousands, expect for share data)
Condensed Consolidating Schedule of Financial Position	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	36	28,094	415,456	—	443,586	431,029	27,386	645,332	—	1,103,747	309,566	60,149	473,733	—	843,448
Restricted cash	—	345,905	4,727	—	350,632	—	229,168	957	—	230,125	—	83,192	9,390	—	92,582
Short-term investments	—	49,883	21,600	—	71,483	—	—	11,500	—	11,500	—	—	9,000	—	9,000
Accounts receivable, net	—	—	1,352,596	—	1,352,596	—	—	2,189,980	—	2,189,980	—	—	2,252,103	—	2,252,103
Deposits with real estate developers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prepayments and other current assets	—	676	210,764	(444)	210,996	—	1,256	194,423	(1,011)	194,668	—	13,995	182,559	(10,594)	185,960
Amounts due from subsidiaries and VIE(3)	1,197,490	585,621	1,794	(1,784,905)	—	2,145,325	812,487	3,095	(2,960,907)	—	2,219,626	1,425,826	583,662	(4,229,114)	—
Others(1)		5,366	445,657	(1,032)	449,991	—	5,367	637,772	(1,034)	642,105	—	180,380	625,541	(141,062)	664,859
Total assets	1,197,526	1,015,545	2,452,594	(1,786,381)	2,879,284	2,576,354	1,075,664	3,683,059	(2,962,952)	4,372,125	2,529,192	1,763,542	4,135,988	(4,380,770)	4,047,952
Short-term bank borrowings	—	—	395,000	—	395,000	—	—	490,000	—	490,000	—	—	443,444	—	443,444
Accounts payable	—	20,412	1,107,836	—	1,128,248	—	392	1,897,219	—	1,897,611	—	20,478	1,775,826	—	1,796,304
Customers’ refundable fees	—	—	41,697	—	41,697	—	—	44,916	—	44,916	—	971	36,074	(971)	36,074
Accrued expenses and other payables	20,590	2,852	392,251	9,777	425,470	29,202	—	283,749	25,675	338,626	33,549	8,108	269,434	(29,443)	281,648
Amounts due to subsidiaries and VIE(3)	—	1,199,284	585,621	(1,784,905)	—	—	2,148,420	812,487	(2,960,907)	—	—	2,803,288	1,425,826	(4,229,114)	—
Others	—	73	12,213	729	13,015	—	849	11,068	—	11,917	—	1,973	23,132	(621)	24,484
Total liabilities	20,590	1,222,621	2,534,618	(1,774,399)	2,003,430	29,202	2,149,661	3,539,439	(2,935,232)	2,783,070	33,549	2,834,818	3,973,736	(4,260,149)	2,581,954
Total mezzanine equity	2,743,144	—	—	—	2,743,144	—	—	—	—	—	—	—	—	—	—
Total (deficit) equity	(1,566,208)	(207,076)	(82,024)	(11,982)	(1,867,290)	2,547,152	(1,073,997)	143,620	(27,720)	1,589,055	2,495,643	(1,094,729)	162,252	(97,168)	1,465,998

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(3)	It represents the elimination of intercompany balances among parent, the VIE and our subsidiaries.

Annex A - 5

	For the Year Ended December 31,
	2016					2017
	RMB					RMB

	(in thousands, except share and share related data)
Condensed Consolidating Schedules of Cash Flows	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Net cash (used in) provided by operating activities(4)	3,166	(159,433)	(25,019)	4,000	(177,286)	(2,479)	(121,104)	(663,005)	112,162	(674,426)
Net cash (used in) provided by investing activities(4)	(7)	—	(190,911)	(3,993)	(194,911)	(660,531)	16,000	214,872	641,786	212,127
Net cash (used in) provided by financing activities(4)	—	7	(2,407)	(7)	(2,407)	—	660,531	663,100	(660,531)	663,100
Effect of exchange rates on cash, cash equivalents and restricted cash	43,507	3,663	—	—	47,170	(18,742)	(21,278)	—	—	(40,020)
Net (decrease) increase in cash, cash equivalents and restricted cash	46,666	(155,763)	(218,337)	—	(327,434)	(681,752)	534,149	214,967	93,417	160,781
Cash, cash equivalents and restricted cash at the beginning of the year	635,096	217,089	578,091	—	1,430,276	681,762	61,326	359,754	—	1,102,842
Cash, cash equivalents and restricted cash at the end of the year	681,762	61,326	359,754	—	1,102,842	10	595,475	574,721	93,417	1,263,623

Note:

(4)	It represents the cash flows which have occurred among parent, the VIE and subsidiaries including bank entrusted loan, equity investment and other operating activities.

Annex A - 6

	For the Year Ended December 31,
	2018					2019					2020

	RMB					RMB					RMB
	(in thousands, expect for share data)
Condensed Consolidating Schedules of Cash Flows	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Net cash (used in) provided by operating activities(4)	25	109,332	116,937	(96,816)	129,478	(883)	20,596	103,298	(4,500)	118,511	(5,894)	606,356	(312,630)	(612,827)	(324,995)
Net cash (used in) provided by investing activities(4)	—	(349,883)	(303,375)	303,399	(349,859)	(64,295)	(184,117)	(206,192)	302,795	(151,809)	(115,569)	(803,000)	14,500	909,917	5,848
Net cash (used in) provided by financing activities(4)	—	—	31,900	(300,000)	(268,100)	498,436	64,295	329,000	(298,295)	593,436	—	115,569	134,964	(297,090)	(46,557)
Effect of exchange rates on cash, cash equivalents and restricted cash	1	19,075	—	—	19,076	(2,265)	(18,219)	—	—	(20,484)	—	(32,138)	—	—	(32,138)
Net (decrease) increase in cash, cash equivalents and restricted cash	26	(221,476)	(154,538)	(93,417)	(469,405)	430,993	(117,445)	226,106	—	539,654	(121,463)	(113,213)	(163,166)	—	(397,842)
Cash, cash equivalents and restricted cash at the beginning of the year	10	595,475	574,721	93,417	1,263,623	36	373,999	420,183	—	794,218	431,029	256,554	646,289	—	1,333,872
Cash, cash equivalents and restricted cash at the end of the year	36	373,999	420,183	—	794,218	431,029	256,554	646,289	—	1,333,872	309,566	143,341	483,123	—	936,030

Note:

(4)	It represents the cash flows which have occurred among parent, the VIE and subsidiaries including bank entrusted loan, equity investment and other operating nature activities.

Annex A - 7

Transfer of Cash Through Our Organization

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations through Fangdd Network, our VIE. As of December 31, 2020, we had RMB936.0 million (US$143.5 million) in cash and cash equivalents and restricted cash and RMB9.0 million (US$1.4 million) in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and our VIE are summarized as follows:

	For the year ended December 31,
	2018	2019	2020

	(US$ millions)
Cash received by Fangdd Network Group Ltd. as equity investment.	—	71.1	80.2
Cash paid by Fangdd Network Group Ltd. to Fangdd Network Holding Ltd. (Hong Kong) to invest in WFOE, Shenzhen Fangdd Information Technology Co., Ltd (1)	—	10.5	95.6
Cash paid by Fangdd Network Holding Ltd. (Hong Kong) to contribute to the payment to WFOE as paid-in capital	—	12.0	113.2
Cash paid by WFOE to VIE, Shenzhen Fangdd Information Technology Co., Ltd., through bank entrusted loan (2)	46.0	35.9	118.5

Q7

Notes:

(1)	Part of Fangdd Network Holding Ltd (Hong Kong)’s cash used to invest in Shenzhen Fangdd Information Technology Co., Ltd was from its bank balance of previous years’ equity financing before 2016;

(2)	Part of Shenzhen Fangdd Information Technology Co., Ltd’s cash used to loan to VIE was from its bank balance of previous years’ equity financing before 2016.

Pursuant to the operation maintenance service agreement, Shenzhen Fangdd has the exclusive right to provide the VIE with operation maintenance services and marketing services. Fangdd Network agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by the WFOE in providing the services. Pursuant to the technology development and application service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with technology development and application services. Fangdd Network agrees to pay service fees on an annual basis and at an amount determined by Shenzhen Fangdd after taking into account multiple factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Since Fangdd Network has incurred and accumulated losses historically, there was no service fee payable by Fangdd Netowork to Shenzhen Fangdd.

Impact of Taxation on Dividends or Distributions

Fangdd Network Group Ltd. is incorporated in the Cayman Islands and conduct businesses in China through its PRC subsidiary and the VIE. Neither our subsidiaries nor our consolidated VIE have declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations and to expand our business. Under the current laws of the Cayman Islands, Fangdd Network Group Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Annex A - 8

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at Shenzhen Fangdd level	(25.00)
Amount to be distributed as dividend from Shenzhen Fangdd to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Network Group Ltd.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to Fangdd Network Group Ltd. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Network Group Ltd. will be 67.5.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Under our current corporate structure, we rely on dividend payments from Shenzhen Fangdd to fund any cash and financing requirements we may have. Current PRC regulations permit Shenzhen Fangdd to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Shenzhen Fangdd and Fangdd Network are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Shenzhen Fangdd and Fangdd Network may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if Shenzhen Fangdd incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect Shenzhen Fangdd’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of Fangdd Network to make payments to us may restrict our ability to satisfy our liquidity requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to make investments or acquisitions, pay dividends or otherwise fund our business.”

Annex A - 9

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contribution to our PRC subsidiary. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Additionally, Fangdd Network receives substantially all of the revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by Shenzhen Fangdd in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, Shenzhen Fangdd may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— Governmental control of currency conversion may affect the value of your investment.”

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, we present adjusted income from operations and adjusted net income by excluding share-based compensation expenses, which are non-cash charges. We believe these non-GAAP financial measures are important to help investors to understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments.

The use of the above non-GAAP financial measures has certain limitations. One of the key limitations of using adjusted net income from operations is that it does not reflect all items of expenses/ income that affect our operation. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results.

Annex A - 10

These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. The following table sets forth a reconciliation of our income from operations and net income to adjusted income from operations and adjusted net income for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
GAAP (loss) Income from operations	(363,853)	(4,864)	69,375	(536,757)	(226,020)	(34,639)
Share-based compensation expenses	—	—	—	745,873	102,750	15,747
Adjusted (loss) income from operations	(363,853)	(4,864)	69,375	209,116	(123,270)	(18,892)

GAAP net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Share-based compensation expenses	—	—	—	745,873	102,750	15,747
Adjusted net (loss) income	(332,066)	649	104,026	235,486	(118,625)	(18,182)

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,022,750	573,690	443,586	1,103,747	843,448	129,264
Restricted cash	80,092	689,933	350,632	230,125	92,582	14,189
Short-term investments	291,500	32,500	71,483	11,500	9,000	1,379
Accounts receivable, net	194,292	827,796	1,352,596	2,189,980	2,252,103	345,150
Deposits with real estate developers	3,370	397,868	—	—	—	—
Prepayments and other current assets	158,200	194,087	210,996	194,668	185,960	28,501
Total assets	1,881,612	2,843,944	2,879,284	4,372,125	4,047,952	620,377
Short-term bank borrowings	—	663,100	395,000	490,000	443,444	67,961
Accounts payable	255,105	593,469	1,128,248	1,897,611	1,796,304	275,296
Customers’ refundable fees	76,625	58,878	41,697	44,916	36,074	5,529
Accrued expenses and other payables	756,829	769,964	425,470	338,626	281,648	43,163
Total liabilities	1,090,057	2,090,508	2,003,430	2,783,070	2,581,954	395,702
Total mezzanine equity	2,278,046	2,357,079	2,743,144	—	—	—
Total (deficit) equity	(1,486,491)	(1,603,643)	(1,867,290)	1,589,055	1,465,998	224,675

Annex A - 11

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	118,511	(324,995)	(49,806)
Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(151,809)	5,848	895
Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	593,436	(46,557)	(7,135)
Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	539,654	(397,842)	(60,972)
Cash, cash equivalents and restricted cash at the beginning of the year	1,430,276	1,102,842	1,263,623	794,218	1,333,872	204,425
Cash, cash equivalents and restricted cash at the end of the year	1,102,842	1,263,623	794,218	1,333,872	936,030	143,453

Annex A - 12